From: Sean Monticello
Sent: Monday, March 08, 2010 9:55 AM
To: 'kosoffm@sec.gov'
Cc: Axelson, Teresa
Subject: American National Investment Accounts, Inc.

Dear Mr. Kosoff:

I am writing on behalf of American National Investment Accounts, Inc. (ANIA).  I understand that you spoke with Teresa Axelson on March 2nd regarding the preliminary proxy filed on February 22, 2010 by ANIA.  This email is to confirm the information provided to you by Ms. Axelson and to confirm the proposed revisions for the definitive proxy.

First, in the second page of the cover letter to variable contract owners, the first sentence of the second paragraph will be revised to read as follows, "Assuming shareholders approve the liquidations, if you have assets still invested in the Portfolios as of the close of business on [insert date] (the current expected date of liquidation) and unless you have provided the proper transfer instructions, the assets remaining in the Portfolios will be redeemed, and immediately thereafter the redemption proceeds will be used to purchase units of the Fidelity VIP Money Market Portfolio."  American National Insurance Company has advised me that this money market fund is available under certain of its variable products and is being added to its remaining variable products.  Variable product prospectuses will be updated as necessary to ensure that this money market portfolio will be available under all applicable variable products by the time of the closing of the ANIA liquidations.  The name of such money market fund will be inserted as necessary into the bracketed placeholders that were contained in the preliminary proxy.

Second, we will add the following sentence on page 2 of the proxy statement following the end of the paragraph discussing proportional voting:  "As a result of proportional voting, the votes of a small number of Policyowners could determine the outcome of a proposal submitted to shareholder vote."

Third, given the size of the portfolios, the board of ANIA did not consider possible mergers or other alternatives to liquidation.  The proxy discloses the material factors considered by the board in reaching its recommendation to liquidate the portfolios.

Fourth, we will revise the last paragraph of the section entitled "Portfolio Share Ownership," directly beneath the 5% ownership chart, to read as follows:  "Please keep in mind that the proportional voting policy described in this proxy statement could result in a small number of Policyowners determining the outcome of the proposal being considered."

Please let me know if you have any comments or questions regarding the proposed revisions noted above.   You may reach me by email or at the phone number below.  If you do not have any further comments, we will plan to file the definitive proxy with the above-referenced revisions.

Thank you.

Sean A. Monticello

Greer, Herz & Adams, LLP

One Moody Plaza, Eighteenth Floor

Galveston, Texas 77550

409.797.3247 telephone

866.422.3169 facsimile

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